

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2021

Burton Goldfield
Chief Executive Officer
TriNet Group, Inc.
One Park Place, Suite 600
Dublin, CA 94568

      Re: TriNet Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2020
           Response Dated June 25, 2021
           File No. 001-36373

Dear Mr. Goldfield:

      We have reviewed your June 25, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2021 letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 34

1.   We note your response to comment one. Your presentation of Net Service Margin does not contemplate any cost of generating professional services revenue. In addition, while Net Service Margin and Net Insurance Service Margin contemplate insurance costs, which you previously disclosed as substantially pass-through costs, they do not contemplate any of the costs incurred to generate the related revenue. In this regard, we believe that the presentation of these measures fails to comply with Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations. Please revise accordingly.

You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services